Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

September 16, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Meagan Caldwell

Re: Davi Skin, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Form-10QSB for the period ended March 31, 2005
File No: 0-32843

________________________________________________________________________________

We write on behalf of Davi Skin, Inc. (the “Company”) in response to Staff's letter of August 18, 2005 by Rufus Decker Accounting Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10KSB and Form 10QSB (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit proposed Amended Financials to the Form 10KSB (the “First Amended 10-KSB") and proposed Amended Financials to the Form 10QSB (the “First amended 10QSB”) to represent the changes that will be made and filed when all comments have been satisfied in your review process. The Company has also committed to similarly amend its most recent Form 10QSB for the period ended June 30, 2005 to conform to these changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the year ended December 31, 2004

Comment applicable to your overall filing

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request amendment, all other revisions may be included in your future filings.

In response to this comment, the Company acknowledges this request regarding revisions.

Item 1. Description of Business

2.
Please expand your disclosure to include information regarding the sources and availability of your raw materials. In addition, please include a discussion of any material agreements you have entered into with suppliers. Refer to item 101(b)(5) of Regulation S-B.

In response to this comment, the Company will include information regarding the sources and availability of raw materials and a discussion of material agreements in future filings. This information shall include the following:

1. A discussion of certain agreement with laboratories regarding the testing and manufacture of the products under development. In this regard we note that the company currently has agreements with two laboratories for testing and four products are in various stages of testing but generally close to completion. Five products are just beginning the testing process with the second laboratory. As laboratories that can test and manufacture the anticipated products that are readily available, the company does not determine these to be material agreements that need to be disclosed.

2. A discussion of arrangements made with certain Wineries regarding the delivery and availability of raw materials. The Company will further provide information on the anticipated raw materials, disclosing that they are readily available from various sources at reasonable costs.

3.
you disclosed on page 11 that you have a contract with a formulator to create a series of skin crème products. Please expand your disclosure to include a discussion regarding the significant terms of the contract.

In response to this comment, the Company will expand on its disclosure regarding the significant terms of the formulation contract in future filings. Currently, this is simply to create various formulations and to test them for a fee.

Item 5. Market for Common Equity and Related Stockholder Matters, page 9

4.
your disclosure does not appear to have given retroactive effect for the 500 for 1 reverse stock split, which occurred in June 2004. Please expand your disclosure to include a discussion regarding the significant terms of the contract.

In response to this comment, the Company made various requested changes to the financials to correct any deficient disclosures. Please note that the reverse stock split happened before the merger. Disclosures relate to the new entity, and not the prior one. Shares issued as part of the merger reflect the effect of the reverse stock split.

Report of Independent Registered Public Accounting Firm, page F-1

5.
The independent auditor’s report included in your filing is not signed by your auditor. Please obtain from your auditor a signed audit report and file an amended Form 10-KSB to include this. In doing so, please ensure you update your signature page and include updated certifications in your amendment.

In response to this comment, the Company obtained a signed audit report from the auditor. The Company’s amended Form 10KSB reflects the proper signature pages and certifications. A copy of the signed audit report is attached in the proposed amended financials that are attached.

6.
your independent accountant, smith & Company, is duly registered and in good standing to practice in Utah. However, Smith & Company does not appear to be currently licensed in Nevada where you are incorporated. We remind you, that it is your responsibility ot provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Tell us how you have met the requirments of Rule 2-01(a) of S-X. Please also tell us what consideration you gave to Nevada state laws governing audits of Nevada companies performed by accountants from other states.

In response to this comment, please be advised that Nevada law does not require licensing when no fieldwork is conducted within the boundaries of the State. Smith & Company is duly registered and in good standing in California where the Company’s principal office and operations are located.

Financial Statements

Statements of Operations, page F-3

7.
your disclosure on page F-7 indicates that the effect of common stock equivalents in the current year would have had an anti-dilutive effect on EPS in the current year. However, it appears as though these common stock equivalents were included it the diluted weighted average common shares outstanding used in the calculation of dilution loss per common share included in your statements of operations. If the common stock equivalents that had an anti dilutive effect on EPS were in fact included in your diluted loss per common share calculation, please revise your calculation and file an amended Form 10-KSB.

In response to this comment, please note that the disclosure properly states that the effect of common stock equivalents was anti-dilutive. Corrections have been made to the face of the statement of operations to reflect this.

Statement of Stockholders’ Equity, Page F-4

8.
You have reflected the deficit in stockholders’ equity which resulted from the operations of MW Medical as an adjustment to additional paid-in capital, rather than in accumulated deficit during development stage. Please amend your filing on Form 10-KSB for the year ended December 31, 2004 and your subsequent Forms 10-QSB to reflect this change.

In response to this comment, the Company made the requested changes.

Statements of Cash Flows, page F-5

9.
You have included cash received from notes payable in operating activities, rather than in financing activities. Please amend your filing on Form 10-KSB and your subsequent Forms 10-QSB to reflect this change. Refer to paragraphs 18 to 20 of SFAS 95.

In response to this comment, the Company made the requested changes.

1. Description of the business, history and summary of significant policies, page F-6

Earnings (loss) per share, page F-7

10.
Please expand your disclosure to include a reconciliation regarding the computation of the numerators and the denominators of the basic and diluted per-share net loss information. Refer to paragraph 40(a) of SFAS 128.

In response to this comment, please note that because the Company experienced a net loss, any common stock equivalents would be anti-dilutive. No reconciliation is needed because the amended financial disclosures have eliminated any reference to diluted earnings per share.

11.
You disclose that common stock equivalents were excluded from your calculation of diluted loss per share. Please expand your disclosure to include separately by type of security the number of securities that were not included in the calculation of diluted EPS because they would have had and antidilutive effect. Refer to paragraph 40 (C) of SFAS 128.

In response to this comment, the Company made the requested changes taking into account all other corrections made concerning earnings per share.

Stock based compensation, page F-8

12.
You disclosed on page 10 that you issued options to purchase 435,000 shares of your common stock to five employees and consultants during the third quarter. However, you state in this footnote that for the period from March 21, 2004 (date of inception) through December 31, 2004 you did not grant stock options or warrants to employees. Please make the necessary adjustments to your disclosure to clarify this apparent inconsistency.

In response to this comment, please note that stock options were issued to five outside consultants and no employees. Corrections have been made to more clearly state this. All other disclosure requirements have been corrected and included, as applicable. Page 10 of the Amended 10KSB will read as follows in the last two sentences: “We also issued to five consultants options to purchase 435,000 shares of our common stock at prices ranging from $0.50 to $1.00. These shares were issued pursuant to our incentive stock option plan.”

13.
You disclosed on pages 10 and F-10 that you issued 435,000 stock options to consultants and five of your employees. Your disclosure on page F-10 indicates that 415,000 of these options were issued with an exercise price of $0.50 and the remaining 20,000 options were issued with an execise price of $1.00. Please expand your disclosure to include the following:

•	the grant date,
•	the number of shares issued to employees,
•	the number of shares issued to non-employees,
•	the vesting period for each option grant, and
•	the amounts, if any recorded as expense and the line items affected in your financial statements

Please tell us the assumptions you used in determining the expense recorded, and those used in determining the exercise price of each option grant. Please also include in your response the consideration you gave to the 300,000 shares of common stock, also issued during the third quarter, in determining the stock option issuance price for the grants issued above.

In response to this comment, please see the above response. In addition, the Company expanded the disclosure to include the requested information.

14.	Please expand your disclosure to include information relating to your stock options required by paragraphs 45 through 48 of SFAS 123 (R) as amended by SFAS 148.

In response to this comment, please note that no stock options were issued to employees.

6. Capital Stock Transactions, page F-9

15.
you disclosed that you issued 300,000 shares of common stock to three individuals based on their consulting service contracts and that the value of these services were $2,634,375. However, based on your statement of stockholders’ equity, it appears as though the common stock was issued for $3,675,915. Please exand your disclosure to include additional information regarding the apparent $1,041,540 discrepancy.

In response to this comment, the Company made the requested changes to reconcile the discrepancy.

Form 10-QSB for the period ended March 31, 2005

Comments applicable to your overall filing

16.	Please address the comments above in y our interim Forms 10-QSB as well.

In response to this comment, the Company made the requested changes.

Financial Statements

Statements of operations, page F-2

17.
Please revise your statements of operations to include the diluted loss per common share and the diluted weighted average common shares outstanding. If your basic and diluted loss per common share and diluted weighted average common shares outstanding are the identical, please revise your statements of operations to present as such. Refer to paragraph 38 of SFAS 128.

In response to this comment, the Company made the requested changes.

Statements of cash flows, page F-3

18.
you have included transactions associated with changes in your certificate of deposit as operating activities rather than investing activities. Please amend your filing on Form 10-QSB for the period ended March 31, 2005 to reflect this change. Refer to SFAS 95.

In response to this comment, the Company made the requested changes.

Notes to Financial Statements

4.Stock Activity

19.
You disclose here and in item 2 that you raised approximately $1.8 million, net of issuance costs relating ot two separate offerings. You further disclosed that in each of these offerings, funds were raised by selling units, in which each unit consisted of two shares of your common stock and one warrant to purchase an additional share of your common stock at $4.50, exercisable for 24 months. For each of these offerings, please expand your disclosure to include the following:

•	the date of each offering,
•	the number of units sold in each offering,
•	the price paid for each unit,
•	the value of your common stock at the date of each of the offerings, and
•	the vesting period of the warrants

Please tell us how the above transactions will be reflected in your financial statements for the period ended June 30, 2005, including the specific line items affected.

In response to this comment, the Company will provide the foregoing information in future filings.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,
CANE CLARK LLP

/s/ Kyleen Cane
Kyleen Cane

Smith &Company
A Professional Corporation of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Daviskin, Inc. (formerly MW Medical, Inc.)
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Daviskin, Inc. (formerly MW Medical, Inc.) (a Nevada development stage corporation) as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daviskin, Inc. (Formerly MW Medical, Inc.) (a development stage company) as of December 31, 2004, and the results of its operations, changes in stockholders' equity, and its cash flows for the year ended December 31, 2004, and for the period of March 21, 2004 (date of inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company currently has cash flow constraints, an accumulated deficit and has no operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 9, an error resulting in overstatements of previously reported general and administrative expenses for the year ended December 31, 2004 were discovered during the current year. Accordingly, the 2004 balance sheet and statement of operations have been restated to correct the errors.

                                                        /s/ Smith & Company
                                                        CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
April 14, 2005, except Note 9
Which is dated September 2, 2005

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET
December 31, 2004

ASSETS

Current Assets
Cash		$506,131
Certificate of deposit		312,952
Prepaid expenses (Note 3)		9,375
	TOTAL CURRENT ASSETS	828,458
Fixed assets, net of accumulated depreciation of $3,409		35,703

Other Assets
Deposits		3,700
	TOTAL ASSETS	$867,861
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable		$39,160
Short term note payable (Note 4)		10,500
Notes payable - related parties (Note 5)		210,000
	TOTAL CURRENT LIABILITIES	259,660
Stockholders’ Equity Preferred stock; $.001 par value; 10,000,000 shares authorized, and no shares issued and outstanding		0
Common stock; $.001 par value; 90,000,000 shares authorized, 10,713,360 shares issued and outstanding		10,713
Additional paid-in capital		4,975,938
Prepaid Consulting Expense		(1,763,021)
Stock subscriptions receivable		(8,200)
Accumulated deficit during development stage		(2,607,229)
	TOTAL STOCKHOLDERS’ EQUITY	608,201
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$867,861

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2004	For the Period from March 21, 2004 Date of inception through December 31, 2004
Revenues	$0	$0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating expenses
Selling, general and administrative	825,255	825,255
Depreciation	3,409	3,409
Consulting fees	1,035,528	1,035,528
Professional fees	544,182	544,182
	2,404,374	2,404,374
(Loss) from Operations	(2,404,374)	(2,404,374)
Other income (expenses)
Interest expenses	(10,000)	(10,000)
Interest income	5,198	5,198
	(4,802)	(4,802)
NET (LOSS)	$(2,409,176)	$(2,409,176)
Basic and diluted (loss) per common share	$(.23)	$(.23)
Basic and diluted weighted average common shares outstanding	10,521,806	10,521,806

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 21, 2004 TO DECEMBER 31, 2004

	Preferred Stock		Common Stock		Stock Subscription Receivable	Accumulated Additional Paid-In Capital	Deficit During Development Stage	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, 3/21/04 (Date of Inception	0	$ 0	$ 0	$ 0	$ 0	0	$ 0	$ 0
Issuance of common stock to founders, $.001 per share	0	0	8,200,000	8,200	(8,200)	0	0	0
Issuance of common stock, weighted average price of $.50 per share	0	0	1,545,634	1,546	0	763,802	0	765,348
Issuance of common stock related to acquisition of MW Medical, Inc.	0	0	642,729	642	0	0	(198,053)	(197,411)
Issuance of common stock related to consulting services	0	0	325,000	325	0	2,634,050	0	2,634,375
Prepaid consulting expense related to stock issuance	0	0	0	0	0	0	0	(1,763,021)
Stock options issued to outside parties	0	0	0	0	0	1,578,086	0	1,578,086
Net loss	0	0	0	0	0	0	(2,409,176)	(2,409,176)
Balance, 12/31/04	0	$ 0	10,713,360	$10,713	$ (8,200)	$4,975,938	$(2,607,229)	$ 608,201

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period from March 21, 2004 Date of Inception through December 31, 2004
OPERATING ACTIVITIES
(Net loss)	$(2,409,176)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Stock-based compensation and expenses	1,763,830
Depreciation and amortization	3,409
Accrued interest	10,000
Changed in operating assets and liabilities:
Prepaid expenses	(13,075)
Accounts payable	39,160
Short term notes payable	10,500

Net Cash (Used) By
Operating Activities	(595,352)

INVESTING ACTIVITIES
Cash outlay for certificate of deposit	(312,952)
Purchase of fixed assets	(39,112)
Net Cash (Used) by
Investing Activities	(352,064)

FINANCING ACTIVITIES
Proceeds from note payable related party	200,000
Proceeds from stock issuances	1,253,548
Net Cash Provided by
Financing Activities	1,453,548
Net change in cash and cash equivalents	506,132
Cash beginning of period	0
Cash end of period	$506,132

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History -On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided that the Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a quasi-reorganization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

Development stage company - The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue therefrom.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $2,049,175 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Management feels that the cash flows generated from private placement memorandum offerings of its common stock with provide enough working capital to sustain the Company until it becomes a fully operating entity.

Definition of fiscal year - The Company’s fiscal year end is December 31.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Revenues are recognized when products are sold and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments -Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock options are antidilutive when the results from operations are a net loss, as is the case for the year ended December 31, 2004, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Research and Development - The Company expenses research and development costs as incurred. These costs totaled $10,625 for the year ended December 31, 2004.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2004, the Company has available net operating loss carryovers of approximately $3,635,651 that will expire in various periods through 2024. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Comprehensive income (loss) - The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through December 31, 2004.

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through December 31, 2004, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employees options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

Recent pronouncements -In September 2004,. The Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 04-08. “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, which requires the inclusion of shares related to contingently convertible debt instruments for computing diluted earnings per share using the if-converted method, regardless of whether the market price contingency has been met. EIFT 04-08 will be effective for all periods ending after December 15, 2004 and includes retroactive adjustment to historically reported diluted earnings per share. The adoption of EITF Issue No. 04-08 does not currently have an impact on the Company’s operating results or financial position.

In November2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, and amendment of Accounting Research Board No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Recent Pronouncements (continued)--No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 does not currently have an impact on the Company’s operating results or financial position.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock-based Compensation.” This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The Company previously adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” in the second quarter of 2003, and restated prior periods at that time. Accordingly, the Company is unable to determine at this time the impact of SFAS No. 123(R) will have on its balance sheet or income statements.

2. FIXED ASSETS.

Fixed assets consist of the following as of December 31, 2004:

Furniture and fixtures	$22,202
Computer equipment	16,910
39,112
Less: accumulated depreciation	3,409

Fixed assets, net	$35,703

3.	PREPAID EXPENSES.

During 2004, the Company contracted with a formulator to develop skin care products. As part of the contract, the formulator received a prepayment of $20,000. Based on expected completion dates for the formulas, the Company determined that $10,625 had been used at the end of the year, resulting in a remaining overpayment of $9,375.

4. SHORT TERM NOTE PAYABLE

During the year, the Company entered into an agreement to purchase furniture in anticipation of relocating its offices. The total principal of $10,500 is due in May 2005. The note carries a 0% interest rate.

5.	NOTE PAYABLE - RELATED PARTIES

The Company owes $200,000 to the former President of MW Medical. The note was due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $10,000 has been recorded.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. CAPITAL STOCK TRANSACTIONS.

Preferred stock - The authorized preferred stock is 10,000,000 shares at $0.001 par value. As of December 31, 2004, there were no preferred shares issued or outstanding.

Common stock - The authorized common stock is 90,000,000 shares at $0.001 par value. On March 21, 2004, the Company issued 8,200,000 shares of its common stock to its founders at $0.001 per share in consideration for stock subscriptions receivable totaling $8,200. In April 2004, the Company issued 1,545,634 shares of its common stock to 55 individuals through a private placement memorandum at a weighted average cost of $0.50 per share in consideration of cash totaling $765,348.

During the third quarter, 325,000 shares of common stock were issued to three individuals under separate contracts for consulting services. The services were valued at $2,634,375. At December 31, 2004, $871,354 has been used and expensed as consulting and professional fees.

As discussed in Note 1, the Company had completed the Merger Transaction on June 21, 2004. As a result, the outstanding common stock of the Company prior to the Merger Transaction totaling 667,726 shares has been accounted for as if such shares were issued since this transaction and has been accounted as a quasi-reorganization or reverse-merger.

7.	COMMON STOCK OPTIONS

The Board of Directors administers the Company’s stock option plan which provides for the granting of rights to purchase shares to the Company’s directors (including nonemployee directors), executive officers, key employees, and outside consultants. As of December 31, 2004, all options issued under this plan were issue to non-employee outside consultants. No options have been issued to employees. The Board of Directors sets the vesting period and exercise price on a per issuance basis as determined by the purpose of the individual issuance.

During the year, the Company issued common stock options to non-employee outside consultants. The Company issued 415,000 options with an exercise price of $.50 and 20,000 options with an exercise price of $1.00. Using the Black-Scholes option pricing model, the fair value of the options was determined to be $1,081,092.

The following table summarized stock option activity for the option plan:

	Options issued to nonemployees at $.50	Options issued to nonemployees at $1.00
Number of options granted	415,000	20,000
Grant date	July 30, 2004	August 26, 2004
Vesting period for options granted	0 Days	0 Days

Assumptions used to calculate expense using the
Black-Scholes Option Pricing Model:
Stock price at grant date	$3.00	$3.00
Exercise price	$.50	$1.00
Expected life of option	6 months	6 months
Annualized Volatility	105.0%	105.0%
Annual rate of quarterly dividends	0.0%	0.0%
Discount Rate-Bond Equivalent Yield	1.74%	1.74%

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

8. CORRECTION OF ERRORS

The Company erroneously recorded prepaid consulting expense as an expense when it should have been amortized over the life of the contract. Corrections have been made to properly classify the unamortized portion of the contract as an equity item, since stock was issued as consideration for the contract, and remove the unamortized portion of the contract from the statement of operations.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

March 31, 2005

ASSETS
Current Assets
Cash	$1,921,750
Certificate of deposit	153,862
TOTAL CURRENT ASSETS	2,075,612
Fixed assets, net of accumulated depreciation of $6,064	33,048

Other Assets
Deposits	3,700
TOTAL ASSETS	$2,112,360

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$63,432
Short term note payable	10,500
Notes payable - related parties	215,000
Funds received Pending Stock Cert. Issuance	1,519,091
TOTAL CURRENT LIABILITIES	1,808,023

Stockholders’ Equity
Preferred stock; $.001 par value; 10,000,000 shares authorized,
and no shares issued and outstanding	0
Common Stock; $.001 par value; 90,000,000 shares authorized,
10,718,360 shares issued and outstanding	10,718
Additional paid-in capital	4,985,933
Prepaid consulting expense	(1,586,719
Accumulated deficit during development stage	(3,105,595
TOTAL STOCKHOLDERS’ EQUITY	304,337
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,112,360

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the quarter Ended March 31, 2005	Period from 3/24/2004 (Date of Inception) to March 31, 2005
Revenues	$0	0
Cost of revenues	0	0
Gross Profit (Loss)	0	0

Operating Expenses
Selling, general and administrative	130,682	955,937
Depreciation	2,655	6,064
Consulting fees	341,780	2,572,783
Professional fees	46,725	590,907
	494,842	4,125,691
(Loss) From Operations	(494,842)	(4,125,691)

Other income (expenses)
Interest expenses	(5,000)	(15,000)
Interest income	1,476	6,674
	(3,524)	(8,326)
NET (LOSS)	(498,366)	(4,134,017)
Basic and diluted (loss) per common share	(.05)
Basic and diluted weighted average common shares outstanding	10,521,806

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the quarter Ended March 31, 2005	Period from 3/24/2004 (date of inception) March 31, 2005
OPERATING ACTIVITIES
Net (loss)	$(498,366)	$(4,134,017)
Adjustments to reconcile net (loss) to net
cash used in operating activities:
Stock-based compensation and expenses	0	2,990,304
Prepaid consulting expense	176,302	176,302
Depreciation and amortization	2,655	6,064
Accrued interest	5,000	15,000
Changed in operating assets and liabilities:
Prepaid expenses	9,375	0
Deposits	0	(3,700)
Accounts payable	24,272	63,432
Short term notes payable	0	10,500
Notes payable-related party	0	200,000

Net Cash (Used) By
Operating Activities	(280,762)	(676,115)

INVESTING ACTIVITIES
Certificate of Deposit	159,090	(153,862)
Purchase of fixed assets	0	(39,112)
Net Cash (Used) By
Investing Activities	159,090	(192,974)
FINANCING ACTIVITIES
Proceeds from stock transactions	1,537,291	2,790,839
Net Cash Provided by
Financing Activities	1,537,291	2,790,839
Net change in cash and cash equivalents	1,415,619	1,921,750
Cash beginning of period	506,131	0
Cash end of period	$1,921,750	$1,921,750

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Davi Skin, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB of the Company for the year ended December 31, 2004.

The interim financial statements present the balance sheet, statements of operations, stockholders' equity and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of March 31, 2005 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Davi Skin, Inc., formerly MW Medical, Inc., (referred to as the “Company”) is involved in the establishment and development of an all natural grape-based skin care line.

History - On June 21, 2004, the Company completed and closed a Plan of Merger and Reorganization Agreement (“Merger Transaction”) with Davi Skin, Inc. (“Davi”), a privately owned company, whereby both parties agreed that a subsidiary of the Company would merge into and with Davi and become a wholly owned subsidiary of the Company. As consideration for this merger transaction, the Company issued 9,768,327 shares of its common stock in exchange for all the outstanding common stock of Davi on a one-for-one share exchange basis. The Agreement further provided for Company’s officers and directors were to resign and the board of directors of Davi would become the board of directors for the Company. This transaction has been accounted for as a quasi-reorganization or reverse merger whereby Davi would be considered the accounting acquirer, and the accounting history of the acquirer would be carried forward as the history for the Company and no goodwill would be recorded. Accordingly, the accompanying financial statements reflect the history of Davi from its date incorporation of March 21, 2004 (incorporated in the State of Nevada). Prior to the merger transaction, the Company had 645,033 shares of its common stock outstanding, $1,922 in accounts payable, $200,000 in a note payable to a related party and no assets.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

(continued)

Development stage company - The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development-Stage Enterprises.” A development-stage enterprise is one in which planned principal operations have not commenced or, if its operations have commenced, there has been no significant revenue there from.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $4,134,017 since its inception and may require additional capital for its operational activities. The Company’s ability to raise additional capital through the future issuances of the common stock is unknown. Obtaining additional financing and attaining profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Definition of fiscal year - The Company’s fiscal year end is December 31.

Use of estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Revenues are recognized when services are rendered and/or delivered. Costs and expenses are recognized during the period in which they are incurred.

Cash and Cash Equivalents - The Company considers all highly liquid short-term investments, with original maturities of three months or less, to be cash equivalents. Such cash equivalents generally are part of the Company’s cash management activities rather than part of its operating, investing, and financing activities. Changes in the market value of cash equivalents result in gains or losses that are recognized in the income statement in the period in which they occur.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

(continued)

Fixed Assets (continued)

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related un-discounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Fair value of financial instruments - Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure About Fair Value of Financial Instruments,” requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to their short-term nature.

Earnings (loss) per share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. Stock options representing 398,800 common shares were excluded from the computation because the effect was antidilutive. Stock option are antidilutive when the results from operations are a net loss, as is the case for the for the period ended March 31, 2005 and from inception to March 31, 2005, or when the exercise price of the options is greater than the average market price of the common stock for the period.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of March 31, 2005, the Company has available net operating loss carryovers of approximately $4,000,000 that will expire in various periods through 2026. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss) - The Company has no components of other comprehensive income. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed as incurred. No advertising costs have been incurred from March 21, 2004 (date of inception) through March 31, 2005.

DAVISKIN, INC.
(formerly MW Medical, Inc.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

2. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

(continued)

Stock-based compensation - The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, and Related Interpretations,” in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds the exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. For the period from March 21, 2004 (date of inception) through March 31, 2005, there were no stock options and/or warrants granted to employees.

In order to determine compensation on options issued to consultants, as well as fair value disclosures for employee’s options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

3. RELATED PARTY TRANSACTIONS

The Company owes $200,000 to the former President of MW Medical. The note was originally due December 31, 2004 and carries an interest rate of 10% per annum. Accordingly, interest of $15,000 has been recorded. During the quarter, the creditor agreed to extend the due date of the note until December 31, 2005.

4. STOCK ACTIVITY

During the quarter, the Company issued 5,000 shares of common stock as a result of options being exercised. The options were exercised at $2 per share resulting in proceeds of $10,000.

During the quarter, the Company sold equity securities through two separate offerings without registration under the Securities Act of 1933. Shares purchased through the offerings were not issued until April 2005, however, proceeds from the sales were received prior to March 31, 2005. Consequently, at March 31, 2005, the Company has booked a liability of $1,519,091 pending the stock issuance. All of the stock purchased was subsequently issued in April, 2005.